

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Mr. Lee Yip Kun Solomon
Chief Executive Officer
Sino Agro Food, Inc.
Room 3711, China Shine Plaza
No. 9 Lin He Xi Road
Tianhe County, Guangzhou City
People's Republic of China 510610

> **Re: Sino Agro Food, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed January 19, 2010**
> **File No. 0-54191**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2.   Given your registration statement became effective on January 18, 2011, sixty days after filing, you are subject to the reporting requirements of the Securities Exchange Act of 1934 and your first annual report on Form 10-K is due by March 31, 2011.

3.   Please ensure that you number the pages in your filing consecutively and do not repeat page numbers. For example, we note the first portion of your filing is numbered as page one through 57, followed by the financial statements for the nine months ended September 30, 2010 numbered as pages one through 29, followed by the financial statements for the fiscal year ended numbered as pages one through 29, and finally pages 58 through 60.

4.   Please provide updated disclosure with each amendment. For example, please address the following:
- the status of the second installment of $1,000,000 due for the Livestock feed Manufacturing Technology on December 31, 2010;
- the status of the fish farm development; and,
- the related party transactions disclosure, including the shares issued to Mr. Solomon.

5.   Further, please update your Corporate Structure table to reflect the current equity ownership. For example, we note the creation of the Enping City Bi Tao A Power Fishery Development Co., Ltd. but the table current does not list an equity ownership amount.

6.   We note your disclosure throughout the filing regard your Series A preferred stock. In particular, you state on page 45 and Notes 19 and 23 to the financial statements that "Series A preferred stock stockholders *are not entitled to* receive any dividend and 80% voting rights of all votes but are entitled to rank senior over …" You state on page 45 that

> "The Holders of the Series A Preferred Stock *have no voting power whatsoever*, except as otherwise provided by law or otherwise in the Certificate of Rights and Preferences, the Holders of the Series A Preferred Stock shall vote together with the shares of Common Stock as a single class and, regardless of the number of shares of Series A Preferred Stock outstanding and so long as at least one of such shares of Series A Preferred Stock is outstanding, shall represent 80% of all votes entitled to be voted at any annual or special meeting of shareholders of the Corporation or action by written consent of the shareholders. Each outstanding share of the Series A Preferred Stock shall represent its proportionate share of the 80% which is allocated to the outstanding shares of Series A Preferred Stock."

(Emphases added.) It is unclear whether or not the Series A preferred shares entitle the holders to 80% of the voting rights of all votes. Please state this in clear, unambiguous terms. If each outstanding share of the Series A Preferred Stock represents a proportionate share of 80% of all the voting power outstanding, please reflect this in the tables starting on page 48. For example, we note that Mr. Solomon holds both common stock and Series A preferred stock. As another column or as a footnote to the table on page 48, disclose the percentage of the total voting power that Mr. Solomon holds.

In addition, factor the voting rights of the preferred shares into your description of your securities to be registered on page 56. For example, you state that "the shareholders of our Common Stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors. Clearly state, if true, that in light of the outstanding Series A preferred stock, the shares of common stock outstanding, taken as a whole, will represent only 20% of the voting power while the Series A preferred stock outstanding, taken as a whole, will represent 80% of the voting power.

7.   Please file the certificates of designation for the Series A and Series B preferred stock.

Statements of Income and Comprehensive Income, page 3

8.   We note your disclosures at page 4 indicating that you sold your 30% interest in TianQuan Science and Technology, Ltd. on October 29, 2008. We understand that you previously accounted for this investment under the equity method and have recorded a gain as a result of the sale. Please address the following points:

- You label the gain on sale of $3,412,499 as "net income from discontinued operations" in your statements of income however you characterize the gain as "profit from disposal of unconsolidated equity investee" in your statements of cash flows. Please resolve this inconsistency.

- Tell us how your classification of the gain on sale as discontinued operations in your consolidated statements of income is consistent with FASB ASC paragraph 323-10-35-35 and FASB ASC paragraph 205-20-45-1.

Statements of Cash Flows, page 5

9.   We note your disclosure on page 4 indicating that you acquired the proprietary technologies for $8,000,000 of which $4,500,000 was paid on December 18, 2008 and the remaining balance was to be paid at scheduled dates in the future. Please address the following points:

- We note that you have included the entire $8,000,000 in determining cash used in investing activities in your Statements of Cash Flows. If the entire $8,000,000 was not paid in 2008 as you disclose at page 4, that portion should not appear in your Statements of Cash Flows. Please submit the revisions which you believe would resolve these matters and be necessary to comply with FASB ASC Topic 230.

- Your disclosure on page 4 indicates that the first installment was satisfied by a payment of $1,000,000 on December 31, 2009. However we note your disclosures of proprietary technologies payable at Note 17 indicates no change in this obligation from December 31, 2008 to 2009 and we do not see this payment reflected in your Statement of Cash Flows. Please explain these inconsistencies. .

Note 2 – Summary of Significant Accounting Policies, page 6

10.   We note your disclosure on page 15 indicating that you purchase livestock feed and sell fertilizer to third parties by way of barter transactions. You also indicate that you have unwritten barter trade arrangements with farmers, whereby the farmers may pay for the feed with their livestock. Please provide disclosures of your accounting policy related to these non-monetary transactions and quantify the amounts of gross operating revenues and costs you recorded in your Statement of Income for each period presented to comply with FASB ASC Section 845-10-50.

Regulatory Environment, page 16

11.   We note your statement that the PRC's Foreign Exchange Control Act will restrict your repatriation your investment in and returned gain on ZhongXing, and will not enjoy the legal protection under Chinese laws governing foreign investments. Please expand your disclosure to address the effect this may have on your current investors.

Note 4 – Income Taxes, page 19

12.   We note you disclose that you are not subject to taxation in China, Belize, Malaysia, Hong Kong and Macau. Please describe your U.S. tax obligations, providing the disclosure to comply with FASB ASC Section 740-10-50.

Note 7 – Deposits and Prepayments, page 20

13.   We note that you report $5,434,313 of prepayments for purchase of milk cows, dairy farm and containers as of December 31, 2009 and 2008. Please describe the nature of these prepaid expenses, and explain why these expenses were not amortized during the periods presented.

Note 8 – Accounts Receivable, page 20

14.   We note that you have classified $9.3 million of your accounts receivable as "long-term" as of December 31, 2009 and 2008. We also understand that you have not recorded an allowance for doubtful accounts as of the end of either year presented. Please explain why you believe collectability of these long term receivables was still reasonably assured as of December 31, 2009, and provide details on their current collection status.

Note 15 – Investment in Unconsolidated Corporate Joint Venture, page 23

15.   We note your disclosures indicating that you performed an evaluation of the 45% equity interest in Qinhai Sanjiang A Power Agriculture Co. Ltd. ("SJAP") that you acquired in May 2009 and concluded that SJAP was not a variable interest entity requiring consolidation in the financial statements for the year ended December 31, 2009.   We understand that you performed a similar evaluation in July 2010 and concluded that SJAP did qualify as a VIE and that you are the primary beneficiary of SJAP's expected losses or residual returns, resulting in consolidation of SJAP in your financial statements for the interim period ended September 30, 2010 Please describe the events and changes in circumstances that caused you to conclude that SJAP is a variable interest entity requiring consolidation.

Note 16 – Licence Rights, page 24

16.   We understand that you were granted an A Power Technology License through an agreement with Infinity Environmental Group Limited in August 2006. We note your disclosures stating that the Company was "required to pay the licence fee covering 500 units of APM as performance payment to Infinity on or before July 31, 2008."   Please address the following points:

   •   Tell us whether you paid the license fees to Infinity, the date you made these payments and how you have recorded these payments in your annual and interim financial statements.

   •   To the extent that you have not made the payments on or before July 31, 2008, please clarify whether you still maintain the rights to A Power Technology License.

   •   We note that you report $1 as license rights on your Balance Sheet as of December 31, 2009 and 2008.   Please clarify whether these license rights relate to the A Power Technology License and explain the basis for the $1 you have ascribed to these license rights.

Related Party Transactions, page 40

17.   We note you have several amounts owed to the company from certain directors and other related parties. Please provide an analysis as to how you are in compliance with Section 13(k) of the Exchange Act, which prohibits personal loans to directors and executive officers.

Executive Compensation, page 51

18.   Please update your disclosure throughout this section to reflect your executive compensation for the fiscal year ended December 31, 2010.

19.   We note your statement that all stock awards that are not vested are not reflected in your disclosure and will only be reflected when they have vested. Please revise your disclosure to include the information required pursuant to Item 402 of Regulation S-K, including the number of shares or units of stock that have not vested in your Outstanding Equity Awards at Fiscal-year End table.

Unaudited Financial Statements for the Interim Period Ended September 30, 2010

Statements of Income, page 3

20.   We note you present a reversal of impairment loss in the amount of $303,791 in your statement of income for the interim period. Subsequent reversal of previously recognized impairment losses is prohibited by FASB ASC paragraph 350-20-35-13 and FASB ASC paragraph 350-30-35-20. Please revise your Statements of Income accordingly, or tell us why you believe that this literature does not apply to you.

21.   We note that net income presented in your statements of income for the nine month periods ended September 30, 2010 does not correspond to the amounts reported in your statements of cash flows. Please resolve this inconsistency.

Note 18 – Other Payables, page 26

22.   We note that you no longer report a liability related to your proprietary technologies payable as at September 30, 2010. Please tell us how you settled this obligation and whether you have recorded a gain or loss on settlement.

Note 19 – Shareholders' Equity, page 26

23.   We note your disclosures stating that "11,932,000 shares of common stock were issued for $4,801,900 at stated value in settlement of debts due to third parties." Please describe the nature of these debts, the fair value you ascribed to the stock issued to settle the debts and whether you have recorded a gain or loss on extinguishment.

24.   We note your disclosures indicating that you issued 497,059 shares of common stock to employees as stock based compensation. With a view toward disclosure, please provide a narrative discussion of your accounting policy related to these share based payments and include the disclosures required by FASB ASC Section 718-10-50 in a separate footnote to your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joanna Lam at (202) 551- 3576 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief